Filed by Gramercy Property Trust Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gramercy Property Trust Inc.

Commission File No.: 1-32248

Date: September 9, 2015

ASSET SALEs & Reinvestment STRATEGY September 2015 1

Forward-Looking Information and Disclaimers Important Information For Investors And Shareholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this communication, Chambers Street Properties (“Chambers Street”) expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Chambers Street and Gramercy Property Trust Inc. (“Gramercy”) that also constitutes a preliminary prospectus of Chambers Street. After the registration statement is declared effective, Chambers Street and Gramercy will mail a definitive proxy statement/prospectus to stockholders of Gramercy and shareholders of Chambers Street. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Chambers Street or Gramercy may file with the SEC and send to Chambers Street’s shareholders and/or Gramercy’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHAMBERS STREET AND GRAMERCY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed by Chambers Street and Gramercy with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Gramercy with the SEC will be available free of charge on Gramercy’s website at www.gptreit.com, or by contacting Gramercy’s Investor Relations Department at (212) 297-1000. Copies of the documents filed by Chambers Street with the SEC will be available free of charge on Chambers Street’s website at www.chamberstreet.com or by contacting Chambers Street’s Investor Relations Department at 609-806-2682.Chambers Street and Gramercy and their respective trustees/directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the trustees and executive officers of Chambers Street is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and the amendments thereto on Form 10-K/A, which were filed with the SEC on March 30, 2015 and April 30, 2015. These documents can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of Gramercy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 11, 2015 and other filings filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available. Chambers Street and Gramercy and their respective trustees/directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the trustees and executive officers of Chambers Street is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and the amendments thereto on Form 10-K/A, which were filed with the SEC on March 30, 2015 and April 30, 2015. These documents can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of Gramercy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 11, 2015 and other filings filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available. Cautionary Statement Regarding Forward-Looking Statements Certain statements in this communication regarding the proposed transaction between Chambers Street and Gramercy, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, and any other statements regarding Chambers Street’s and Gramercy’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could”, “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) risks associated with the parties’ ability to obtain the required shareholder/stockholder approvals or other third-party approvals required to consummate the merger and the timing of the closing of the merger, including the risks that a condition to closing would not be satisfied or that the closing of the merger will not occur, (ii) the outcome of any legal proceedings that may be instituted against the parties' and others related to the merger agreement, (iii) changes in financial markets, interest rates and foreign currency exchange rates, (iv) increased or unanticipated competition for our properties, (v) risks associated with acquisitions, (vi) maintenance of real estate investment trust (“REIT”) status, (vii) availability of financing and capital, (viii) changes in demand for developed properties, (ix) risks associated with achieving expected revenue synergies or cost savings, (x) national, international, regional and local economic climates, and (xi) those additional risks and factors discussed in reports filed with the SEC by Chambers Street and Gramercy from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Non-GAAP Financial Measures CSG and GPT have used non-GAAP financial measures as defined by SEC Regulation G in this presentation. Fund from operations (“FFO”): The revised White Paper on FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, defines FFO as net income (loss) (determined in accordance with GAAP), excluding impairment write-downs of investments in depreciable real estate and investments in in-substance real estate investments, gains or losses from debt restructurings and sales of depreciable operating properties, plus real estate-related depreciation and amortization (excluding amortization of deferred financing costs), less distributions to non-controlling interests and gains/losses from discontinued operations and after adjustments for unconsolidated partnerships and joint ventures. Core FFO and adjusted funds from operations (“AFFO”): Core FFO and AFFO are non-GAAP financial measures that are presented excluding property acquisition costs, discontinued operations, other-than-temporary impairments on retained bonds, and other one-time charges. AFFO of CSG and GPT also excludes non-cash stock-based compensation expense, amortization of above and below market leases, amortization of deferred financing costs, amortization of lease inducement costs, non-real estate depreciation and amortization, amortization of free rent received at property acquisition, and straight-line rent. CSG and GPT believes that Core FFO and AFFO are useful supplemental measures regarding CSG and GPT’s operating performances as they provide a more meaningful and consistent comparison of CSG and GPT’s operating performance and allows investors to more easily compare CSG and GPT’s operating results. Net operating income (“NOI”) is a non-GAAP financial measure that represents property revenues on a straight-line basis minus property expenses before interest and capital reserves/expenditures. Capitalization rate (“Cap Rate”) is a rate of return on a real estate investment property based on the expected, straight-lined income that the property will generate. Cap rate is used to estimate CSG and GPT’s potential return on its investment. This is done by dividing the income the property is expected to generate (before debt service and depreciation and after fixed costs and variable costs) by the acquisition price of the property. The Core FFO, AFFO, Run-Rate FFO, NOI and Cap Rate assumptions included in this presentation reflects CSG and GPT's assumptions and expectations and are not guarantees of its future performance. CSG and GPT's actual results may vary materially from the assumptions presented in this presentation. The results that an investor in CSG and GPT will actually receive will depend, to a significant degree, on the actual performance of CSG and GPT's assets, which may be impacted by material economic and market risk factors. 22

3 Table of Contents Merger Rationale Page 4 Pro Forma Combined Portfolio Page 7 Portfolio Repositioning Strategy Page 12 Management & Platform Page 26 Gramercy Europe Page 34

Merger Rationale 4

GPT Investment Strategy 5  Assemble and manage a portfolio of high quality, functional single tenant real estate in major markets across the United States Portfolio comprised of industrial, office & specialty assets Diversified portfolio across assets, markets and tenants No speculative development Own functional assets with high tenant retention and low on-going capital expenditure requirements High occupancy, long average lease term Contract rents that are replicable in the local leasing market High barrier assets – ‘sticky’ tenancy Manage the business as a real estate operator, not an aggregator Fully integrated asset management and property management capabilities Demonstrated ability to create and harvest value throughout market cycles Actively manage assets for high tenant retention and long term value High Quality Real Estate Portfolio With Predictable, Durable Cash Flows

Why Merge GPT & CSG? 6  Combine two highly complementary portfolios High quality industrial & office assets 85% of assets located in target markets across the United States Increased scale and diversification creating lower cost of capital Largest tenant represents less than 7% post-merger pro forma portfolio1, top-10 are 30%1 New company is better able to absorb market cycles and capture larger opportunities Improved predictability of earnings Significantly reduced costs across the combined company ~$15 million of run rate annual cost synergies expected G&A after synergies is estimated to be less than 0.5% of gross asset value2 as compared to 0.76% and 0.75% for GPT and CSG pre-transaction, respectively Combined platform better positioned to maximize value of CSG’s office assets and work through near-term lease roll Combination Creates a Best in Class REIT Based upon combined company ABR. Gramercy ABR as of July 19, 2015. Pro Forma for two recently closed industrial transactions in Philadelphia, PA and Minneapolis, MN as well as the recent sale of two Bank of America portfolio assets and one Los Angeles office property. Excludes one Las Vegas specialty asset currently for sale. Chambers Street ABR as of June 30, 2015. Includes European JV and excludes 300 Constitution Drive, Boston, MA, 225 Summit Avenue, Montvale, NJ and 70 Hudson, Jersey City, NJ. Total Enterprise value per SNL Financial.

Pro Forma Combined Portfolio 7

High Quality Combined Portfolio

GPT Portfolio[1]

Size	• 172 assets • 21 million square feet
ABR	• $157 million
Cash NOI	• $162 million
Tenants	• 38% Investment Grade
Lease Term	• 9.7 Years
Occupancy	• 99.6%
Geographic	• 83% of assets in Target Markets • Largest market: LA

% of Cash NOI



Specialty 19%
Industrial 47%
Office / Banking Center 34%

CSG Portfolio[2]

Size	• 124 assets • 35 million square feet
ABR	• $260 million
Cash NOI	• $237 million
Tenants	• 51% Investment Grade
Lease Term	• 6.2 Years
Occupancy	• 99.2%
Geographic (U.S. assets only)	• 85% of assets in Target Markets • Largest market: NY/NJ

% of Cash NOI



Office / Banking Center 56%
Industrial 44%

Combined Portfolio Before Asset Recycling

Size	• 298 assets • 56 million square feet
ABR	• $418 million
Cash NOI	• $398 million
Tenants	• 46% Investment Grade
Lease Term	• 7.6 Years
Occupancy	• 99.4%
Geographic (U.S. assets only)	• 84% of assets in Target Markets • Largest market: NY/NJ

% of Cash NOI



Specialty 8%
Office / Banking Center 45%
Industrial 47%

Note: Investment grade rated tenants include tenants whose parent entities are investment grade rated.

1. Based on contractual base rent for each property in Gramercy's portfolio as of July 19, 2015. Pro Forma for two recently closed industrial transactions in Philadelphia, PA and Minneapolis, MN as well as the recent sale of two Bank of America portfolio assets and one Los Angeles office property. Excludes one Las Vegas specialty asset currently for sale. Cash NOI is representative of NTM anticipated cash NOI for July 2015 through June 2016. Excludes Philips office JV.
2. Chambers Street contractual base rent as of June 30, 2015. Includes European JV and excludes 300 Constitution Drive, Boston, MA, 225 Summit Avenue, Montvale, NJ and 70 Hudson, Jersey City, NJ. Cash NOI is representative of NTM anticipated cash NOI, pro rata for JVs.

8

Geographic Footprint in Top U.S. Markets



WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MS
MI
IN
KY
TN
AL
GA
FL
OH
WV
VA
NC
SC
PA
NY
NJ
DE
VT
NH
ME
MA
CT
RI
Property Type
GPT
CSG
By Contractual Base Rent
< $1MM
$1MM -$3MM
$4MM-$6MM
$7MM-$9MM
$10MM-$12MM

Top 10 Markets
By % of Contractual Base Rent

1. New York/New Jersey
2. Dallas
3. Baltimore/Washington
4. Los Angeles
5. Minneapolis
6. Phoenix
7. South Florida
8. Chicago
9. Jacksonville
10. Central PA

Combined company will focus on industrial and office assets in top commercial real estate markets in the United States

9

Chambers Street. | GRAMERCY PROPERTY TRUST

Diverse Combined Tenant Base


% of Combined Company ABR[1]
7.0%
A1/A
Bank of America N.A.
6.3%
Baa1/AA-
Amazon
4.0%
B2/B
Life Time Fitness
2.5%
A3/A
Raytheon Company
2.4%
NR/NR
Lord Abbett & Co.
2.4%
Aaa/AA+
GSA
1.5%
A3/A
JP Morgan Chase Bank N.A.
1.5%
Ba3/BB-
Nuance Communications
1.4%
NR/B+
Endo Health Solutions Inc.
1.2%
A3/A-
Comcast

Largest single tenant represents approx. 7% of estimated combined ABR;
Top 10 tenants represent approx. 30% of estimated combined ABR

1. Based on contractual base rent for each property in Gramercy's portfolio as of July 19, 2015. Pro Forma for two recently closed industrial transactions in Philadelphia, PA and Minneapolis, MN as well as the recent sale of two Bank of America portfolio assets and one Los Angeles office property. Excludes one Las Vegas specialty asset currently for sale. Chambers Street contractual base rent as of June 30, 2015. Excludes European JV properties as well as 70 Hudson, Jersey City, NJ, 300 Constitution Drive, Boston, MA and 225 Summit Avenue, Montvale, NJ.

10

Combined Portfolio – Benefits & Challenges 11  Combined portfolio is overweight office with pro forma exposure of 45% of NOI GPT has two tenants that currently account for more than 10% of ABR CSG portfolio includes 11%1 multi-tenant office and is comprised of assets with shorter average lease term and near term rent roll, which complicates portfolio and distracts from core strategy CSG portfolio faces near-term as well as on-going capital expenditures and re-leasing costs; certain assets also have mark-to-market rent risk at renewal CSG owns a number of assets in joint ventures which complicates financial reporting Critical mass of high quality industrial assets in all target markets High quality office portfolio with recent leasing momentum and strong pipeline of potential future leasing successes Large diversified tenant base with staggered lease maturities - average remaining lease term of approximately 7.6 years Low leverage and significant unencumbered pool of assets with excellent balance sheet flexibility CSG’s European assets are consistent with the assets targeted by GPT’s European venture Portfolio Benefits Portfolio Challenges The portfolio repositioning is focused on retaining high quality assets in major markets, reducing overall office exposure, and managing near-term leasing and capex risk Based on NTM CSG cash NOI as of 6/30/15, pro rata for JVs.

Portfolio Repositioning Strategy 12

GPT/CSG U.S. Portfolio Repositioning Strategy 13  Phase I - Sell non-strategic multi-tenant and single tenant suburban office assets 2.3 million square feet of office assets targeted in New Jersey, South Florida, Raleigh, Ohio, Boston and San Diego targeted for sale Approximately $41 million in 2015 cash NOI Approximately $610 – $660 million expected in gross sale proceeds (6.2% – 6.7% cash cap rate)1 Sale / Resolution of 70 Hudson is expected to take place as part of Phase I but is excluded from above numbers – brings total expected gross sale proceeds to $725 – $775 million Expected net cash proceeds of $325 – $375 million after transaction expenses, TI/LC’s, free rent credits and mortgage repayment costs Reduces secured indebtedness by approximately $312 million including resolution of 70 Hudson Reinvest proceeds into target assets – industrial (80 – 85%) and specialty (15 – 20%) Approximately $600 – $700 million in total potential acquisitions based on sale proceeds and balance sheet capacity $45.5 million in cash NOI at a 7% cash cap rate (midpoint) Objectives for next 12 months (Phase I) Gross sale proceeds and pricing based upon brokers opinion of values. Phase I Asset Sales Are Expected to Achieve Attractive Cap Rates While Reducing Overall Exposure to Office Assets

GPT/CSG U.S. Portfolio Repositioning Strategy 14  Phase II Value-Add – Execute in-process lease extensions and lease restructurings where exit values can be maximized 2.1 million square feet of single and multi-tenant office assets targeted in California, Minneapolis, DC/Northern VA, Florida, Dallas, New Jersey Approximately $33 million in 2015 cash NOI 4.5 years of term remaining before lease restructurings Approximately $420 – $450 million expected in gross sale proceeds (7.3% – 7.9% cash cap rate) Expected net cash proceeds of $295 – $325 million after transaction expenses, TI/LC’s. free rent credits and mortgage repayment costs Reduces secured indebtedness by approximately $93 million Reinvest proceeds into target assets – industrial (80 – 85%) and specialty (15 – 20%) Approximately $550 million – $650 million in total potential acquisitions based on sale proceeds from Phase II and balance sheet capacity $42 million in cash NOI at a 7% cash cap rate (midpoint) Sell assets as-is where repositioning potential is highly regarded by active value-add investor universe Evaluate return on incremental capital investment versus outright sale measured against conservative underwriting assumptions Objectives for next 24 months (Phase II) Successful Phase I & II Asset Sales and Proposed Reinvestment would extend Portfolio Lease Term from 7.6 to 8.3 years, While Decreasing Office Exposure From 45% to 26% of NOI1 Includes reinvestment of proceeds from sale of European Assets as well, for a total reinvestment of $1.5 billion allocated 80% to industrial assets and 20% to specialty assets, with average lease terms of 10 years.

GPT/CSG Portfolio Repositioning Strategy 15  Phase I and Phase II targeted dispositions total approximately $1.145 – $1.225 billion in estimated gross sale proceeds Approximately 4.5 million square feet Approximately $74 million in 2015 Cash NOI Average cash cap of 6.7% – 7.2%1 Five largest targeted dispositions are expected to account for nearly 50% of gross asset sales: 90 Hudson (Jersey City) Weston Pointe Portfolio (Ft. Lauderdale) Pacific Corporate Park (Northern VA) Norman Point Portfolio (Minneapolis) One Wayside Road (Boston) Sale of CSG’s Europe investment to 3rd party or to GPT Joint Venture to be considered during Repositioning and is not included in the above numbers2 Total estimated reinvestment capacity of approximately $1.46 billion – $1.68 billion based on sale proceeds and balance sheet capacity inclusive of sale of European portfolio A portion of sale proceeds can be used for share repurchase if REIT stocks continue to trade at discounts Excludes of 70 Hudson debt. As measured by portfolio NOI. Estimated gross sale proceeds from European Assets are between $310 million - $330 million. Objectives for Phase I & Phase II Combined – 24 months Phase I & Phase II Asset Sales will Generate Approximately $1.1 - $1.2 Billion in Gross Proceeds

Gramercy Europe & CSG European Investments 16  GPT has a fully integrated presence in Europe through its purchase of the ThreadGreen Europe Limited platform and the creation of Gramercy Europe Gramercy Europe is a joint venture with €350 million in equity among GPT and investment entities managed by EJF Capital LLC, Fir Tree Partners and Senator Investment Group LP, along with certain other investors GPT, along with its third-party investor group, has begun to purchase net lease, single tenant assets in Europe through its Gramercy Europe entity Gramercy Europe's strategy is to accumulate sufficient assets in order to be listed as a publicly-traded vehicle targeting high yielding single tenant assets in Europe Gramercy Europe will continue to be externally-advised by GPT, similar in structure to Kennedy Wilson Europe CSG’s interest in European assets is very complementary to the assets that Gramercy Europe is targeting: single tenant industrial and office assets in attractive European markets including Germany and the United Kingdom CSG’s interest in European assets is expected to either be sold to a third party investor or purchased by Gramercy Europe, which could accelerate the potential IPO of Gramercy Europe in early 2016 Timing and structure of any potential transfer to be determined and approved by the joint Board of Directors GPT / CSG have flexibility with respect to CSG existing investments in European assets and the final structure has not been determined

Anticipated Joint Benefits of Portfolio Repositioning Industrial Assets from 47% to 61% of Cash NOI Office Assets from 45% to 26% of Cash NOI – exit all multi-tenant office Specialty Assets from 8% to 13% of Cash NOI Average Lease Term from 7.6 to 8.3 years Capex Requirement Lease Rollover Risk Note: Average lease term is based on contractual base rent for each property in Gramercy’s portfolio as of July 19, 2015 and Chambers Street contractual base rent as of June 30, 2015. GPT portfolio is pro forma for two recently closed industrial transactions in Philadelphia, PA and Minneapolis, MN as well as the recent sale of two Bank of America portfolio assets and one Los Angeles office property. Excludes one GPT Las Vegas specialty asset currently for sale as well as the Philips office JV asset. Cash NOI calculations are representative of NTM anticipated cash NOI for July 2015 through June 2016. CSG portfolio excludes 300 Constitution Drive, Boston, MA, 225 Summit Avenue, Montvale, NJ and 70 Hudson, Jersey City, NJ. CSG Cash NOI calculations are representative of NTM anticipated cash NOI. Maintain and Grow Cash NOI Rebalance Portfolio Composition 17  Target Allocation: Industrial 60%, Office 25%, Specialty 15%

Higher Quality Net Leased Portfolio after Repositioning

PF for Planned Asset Sales including Europe + Reinvestment

	Combined Portfolio[1]	PF for Planned US & Europe Asset Sales[2]	PF for Planned US & Europe Asset Sales + Reinvestment[3]
Size	• 298 assets • 56 million square feet	• 254 assets • 46 million square feet	• >254 assets • >46 million square feet
ABR	• $418 million	• $305 million	• $410 million
Cash NOI	• $398 million	• $302 million	• $407 million
Tenants	• 46% Investment Grade	• 40% Investment Grade	• >40% Investment Grade
Lease Term	• 7.6 Years	• 7.8 Years	• 8.3 Years
Occupancy	• 99.4%	• 99.4%	• >99.4%
Geographic (U.S. assets only)	• 84% of assets in Target Markets • Largest market: NY/NJ	• 84% of assets in Target Markets • Largest market: Dallas	• ~85% of assets in Target Markets • Largest market: TBD

% of Cash NOI



Specialty 8%
Office / Banking Center 45%
Industrial 47%

% of Cash NOI



Specialty 10%
Office / Banking Center 35%
Industrial 55%

% of Cash NOI



Specialty 13%
Office / Banking Center 26%
Industrial 61%

Note: Investment grade rated tenants include tenants whose parent entities are investment grade rated.

1. Based on contractual base rent for each property in Gramercy's portfolio as of July 19, 2015. Pro Forma for two recently closed industrial transactions in Philadelphia, PA and Minneapolis, MN as well as the recent sale of two Bank of America portfolio assets and one Los Angeles office property. Excludes one Las Vegas specialty asset currently for sale, as well as the Philips office JV. Cash NOI is representative of NTM anticipated cash NOI for July 2015 through June 2016. Chambers Street contractual base rent as of June 30, 2015. Excludes 300 Constitution Drive, Boston, MA, 225 Summit Avenue, Montvale, NJ and 70 Hudson, Jersey City, NJ. Cash NOI is representative of NTM anticipated cash NOI.
2. Europe asset sales include one CSG office property in the UK as well as 12 industrial properties in the UK, Germany and France. Phase I asset sales includes the sale of 17 CSG office properties located in NJ, MA, FL, CA, OH and NC. Phase I also includes the sale of one GPT industrial asset in NJ. Phase II asset sales includes the sale of 10 CSG office properties located in FL, VA, CA and MN as well as two GPT office properties in FL, one in TX and one in NJ.
3. Pro Forma assumes a reinvestment of $1.5 billion from the proceeds of the asset sales in Phase I, Phase II and Europe as well as maintaining target leverage of approximately 6x Debt / EBITDA. Reinvestment proceeds assumed to be allocated 80% to industrial properties and 20% to specialty properties, 100% NNN leased on 10-yr terms and 85% in target markets.

18

Projected Lease Maturity Schedules 19  GPT + CSG Combined Company Lease Maturity Note: Excludes Chambers Street’s 300 Constitution Drive, Boston, MA, 225 Summit Avenue, Montvale, NJ and 70 Hudson, Jersey City, NJ. GPT data is pro forma for two recently closed industrial transactions in Philadelphia, PA and Minneapolis, MN as well as the recent sale of two Bank of America portfolio assets and one Los Angeles office property. Excludes one specialty asset in Las Vegas currently for sale, as well as Philips office JV. Pro Forma for CSG Burlington, MA office asset lease extension. European asset sales include one CSG office property in the UK as well as 12 industrial properties in the UK, Germany and France. Phase I asset sales includes the sale of 17 CSG office properties located in NJ, MA, FL, CA, OH and NC. Phase I also includes the sale of one GPT industrial asset in NJ. Phase II asset sales includes the sale of 10 CSG office properties located in FL, VA, CA and MN as well as two GPT office properties in FL, one in TX and one in NJ. Pro Forma assumes a reinvestment of $1.5 billion from the proceeds of the asset sales in Phase I, Phase II and Europe as well as maintaining target leverage of approximately 6x Debt / EBITDA. Reinvestment proceeds assumed to be allocated 80% to industrial properties and 20% to specialty properties, 100% NNN leased on 10-year terms. Excludes European JV income. Note that the use of ABR overstates impact of office to the portfolio as ABR exceeds the actual office U.S. Cash NOI. Average lease term moves from 7.6 to 8.3 years while shifting the mix of roll during 2015-2020 from 52% industrial to 64% industrial GPT + CSG Lease Expiration PF for Phase I, II & European Asset Sales + Reinvestment1 % ABR % ABR Disposition plan reduces office roll from 17.4% to 9.7% of total ABR2 through 2020 1.2% 4.9% 5.4% 5.2% 12.7% 7.0% 63.4% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 2015 2016 2017 2018 2019 2020 Thereafter Industrial Office Specialty 0.8% 2.7% 2.9% 4.3% 10.5% 6.0% 72.7% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 2015 2016 2017 2018 2019 2020 Thereafter Industrial Office Specialty

Capital Expenditure Assumptions 20  CapEx Assumptions1 Retail / Specialty 2.0% Industrial 3.5% Single Tenant Office 5.0% Multi-Tenant Office 15.0% Capex Reserves as a % of NOI Note: U.S. dollars in millions. Based upon reserve assumptions provided by Green Street Advisors. Assumes $1.5 billion in assets purchased with reinvested proceeds. Purchased assets are assumed to be split between 80% industrial assets and 20% specialty assets. 2 Going forward, GPT expects to provide investors cap-ex disclosure based upon a reserve calculation to give investors a better idea of the ongoing capital costs of the portfolio. GPT also expects to provide an on-going reconciliation of the reserve calculation against actual capital expenditures on a quarterly basis. CapEx Reserves Shifting out of high capex single tenant and multi-tenant office into lower capex industrial and specialty assets is expected to decrease the ongoing capex reserve assumption by $3.7 million per year (19%) from 4.8% of NOI to 3.8% of NOI $7.4 $5.2 $4.4 $0.4 $6.6 $8.7 $0.5 $1.0 $19.0 $15.3 $0.0 $5.0 $10.0 $15.0 $20.0 $25.0 Combined Company PF for Asset Sales & Reinvestment Office Multi-Tenant Office Industrial Retail/Specialty

Industrial Assets 21  Generally single tenant with long-term, triple net leases that provide stable cash flow Lower cap-ex, and re-tenanting costs GPT seeks industrial properties with low-rent basis with opportunity to increase rents upon expiration of lease term Owned Industrial Assets Size Lease Term Occupancy Target Allocation Cash NOI >139 assets; >37 million square feet 8.0 Years 99.5% 60% $250 million (61% of total) Class A, cross-docked distribution building in top Indianapolis submarket Long-term triple net lease with a subsidiary of an investment grade global manufacturer in Seattle MSA High quality bulk distribution building located in the Chicago MSA Class A, institutional quality asset located in top Columbus industrial submarket Class A Manufacturing / Distribution facility located in the Lehigh Valley submarket Class-A cold storage facility leased to market leading tenant in Philadelphia MSA Merits of Industrial Product Industrial Metrics – PF for Phases I, II, Europe + Reinvestment

22 Industrial Geographic Footprint Combined Industrial Portfolio is Concentrated in Top Industrial Markets Throughout the Country with 78% Located in Target Markets 22  Central PA 6.6% Phoenix 5.4% Baltimore / Washington 4.7% Jacksonville 3.9% Indianapolis 8.2% Chicago 8.6% Minneapolis 3.9% Los Angeles 3.4% Columbus 3.0% Dallas 5.9% Geographic Exposure by ABR1 (Top 10 Markets) Based on contractual base rent for each property in Gramercy’s portfolio as of July 19, 2015. Pro Forma for two recently closed industrial transactions in Philadelphia, PA and Minneapolis, MN. Chambers Street contractual base rent as of June 30, 2015.

Specialty Assets 23  Triple net-leased Longer lease terms due to asset criticality Mission critical with high tenant retention Minimal-to-no capex requirements Real estate characteristics drive tenants’ businesses Owned Specialty Assets Size Lease Term Occupancy Target Allocation Cash NOI >18 assets; > 1.7 million square feet 13.3 Years 100% 15% $51 million (13% of Total) Merits of Specialty Product Specialty Metrics – PF for Phases I, II, Europe + Reinvestment Highly infill rental car maintenance facility adjacent to San Jose International Airport Lifetime Fitness facility located in Cincinnati MSA Rental car maintenance facility <1 mile from O’Hare 175-acre auto auction site located in Dallas MSA Highly infill auto salvage yard portfolio located in Miami Industrial Airport Submarket

Office / Banking Center Assets 24  High quality functional buildings in deep office markets that can be leased as both single and multi-tenant buildings Buildings with amenities that make them competitive within their sub-market with contract rents that are replicable in a releasing scenario Generally longer average leases to amortize capital costs for renewal or re-tenanting Owned Office / Banking Center Assets Size Lease Term Occupancy Target Allocation Cash NOI 97 assets; 7.6 million square feet 6.8 Years 99.1% 25% $106 million (26% of total) Merits of Office Product Office Metrics – PF for Phases I, II, Europe + Reinvestment Creative office in Los Angeles MSA with high likelihood of renewal given significant tenant investment Four-story Office Building Situated in the Miami/Fort Lauderdale MSA Two-story, 395,000 square feet JP Morgan office and operations center with four-story parking garage in Phoenix, AZ Class A office strategically located at I-94 and Route 60 outside Chicago

25 Office Geographic Footprint 94% of Combined Office and Banking Center Assets are Located in Target Markets 25  New York / New Jersey 10.3% Dallas 7.6% Philadelphia 7.3% Houston 5.6% Phoenix 10.6% Los Angeles 12.0% Columbus 5.2% Tampa/Orlando 4.0% Baltimore / Washington 3.9% Jacksonville 10.3% Based on contractual base rent for each property in Gramercy’s portfolio as of July 19, 2015. Pro Forma for the recent sale of two Bank of America portfolio assets and one Los Angeles office property. Excludes Philips office JV asset. Chambers Street contractual base rent as of June 30, 2015. Excludes European JV properties as well as 70 Hudson, Jersey City, NJ, 300 Constitution Drive, Boston, MA and 225 Summit Avenue, Montvale, NJ. Geographic Exposure by ABR1 (Top 10 Markets)

Management & Platform 26

27  115% 16% 24% Track Record Under GPT Leadership Annualized Dividend Per Share Source: SNL Financial and Company Filings. Total shareholder returns, inclusive of dividend reinvestment. Includes EPR, GTY, LXP, NNN, O, SIR, SRC, STAG, STOR, VER, and WPC. GPT Management Team has Delivered Outstanding Shareholder Returns 1 and Reinstated a Growing Dividend 2

GPT has Robust Platform and Established Track Record with Repositioning Portfolios 28  Asset management contract with KBS, Oak Tree and others aggregating over $800 million under management September 2011 through Today: Sold 315 properties – 12,200,000 square feet for $1.1 billion in sales proceeds with a blended cap rate of 7.5% Signed 339 new / renewed leases spanning more than 1,900,000 square feet December 2012, purchased for $485 million (8.5% cash cap rate) in a 50/50 JV – comprised of 115 properties, 5.6 million square feet, 89.7% leased (80.6% leased by BofA on 11-year master lease) Asset sales of 48 properties totaling 2.6 million square feet for proceeds of $193.4 million Resulting portfolio: 67 assets, 3.0 million square feet, 97.9% leased, 9.9% implied cap rate July 2014, bought out JV interest at a 7.3% cap rate, net of incentive fee earned by GPT Post-closing, sold three of the lower-tier secondary market assets for $8.7 million Secured a 50,000 square foot lease to a new 3rd party tenant increasing NOI by approximately $150,000 annually (20% increase) March 2015, purchased for $398 million (7.7% cash cap rate) – comprised of 12 single tenant industrial, office and data center properties, 6.5 year average lease term 59% office, 25% industrial, 16% specialty by year-one NOI Post closing, disposed of one office asset for $19.1 million at a 7.1% cash cap rate In negotiations for two lease extensions on $5.2 million of NOI for office space and $1.1 million of NOI for specialty space American Financial Realty Bank of America Portfolio Dividend Capital Portfolio

Case Study: Wilmington, DE 263,503 square foot Class A office building located in suburban Wilmington, Delaware owned by KBS REIT 1 and asset managed on a third-party basis by GPT Farmer’s Insurance Exchange was the sole tenant leasing the entire property through December 31, 2014. In-place rents were approximately $22 NNN psf. The rent was over market from a legacy sale-leaseback plus amortized construction costs for a parking garage constructed by the prior owner Tenant began a thorough market search in mid-2013 for 160,000 to 180,000 square feet. Farmer’s asserted the current in-place lease was 50% over market GPT negotiated with Farmer’s for over a year and was able to renew the tenant on a new ten-year lease, downsizing them to 210,975 sf constituting the first four floors of the building in June 2014. The lease started at $19 NNN psf, with 2% annual increases with only $10 psf in tenant improvement costs and minimal base building work Newmark Grubb Knight Frank was engaged to lease the resulting vacancy on the 5th floor. Solenis, Inc. (subsidiary of Ashland Water Technologies) was secured for 34,321 sf on the 5th floor prior to the expiration of the original Farmer’s lease. The deal was for a ten-year term starting at $20 NNN psf, with $0.50 psf annual bumps, and an approximately $30 psf tenant work letter Newmark’s Philadelphia-based capital markets group listed the property for sale in December 2014. The property closed with a private buyer in March 2015 for $61.8 million, or $235 psf (7.3% going in cap rate). It was the highest multi-tenant sale on a price per foot basis ever achieved in the submarket and approximately $13 million greater than the client’s underwritten value 29  Lease Extension, Vacancy Lease-up, and Sale

Case Study: Thousand Oaks, CA 30  Two-story office building totaling 106,560 square feet located in Thousand Oaks, CA (Los Angeles MSA) Acquired in March 2015 as a part of the Dividend Capital Portfolio totaling $398.6 million. The office building had an allocated purchase price of $18.4 million ($173 per square foot) The property was 100% net-leased to Blue Cross of California, a company that provides health, Medicare, dental and vision, and small business insurance plans, through November 30, 2022 (8 years) with two 5-year renewal options at the greater of previous base rent or fair market value. Blue Cross of California’s had in-place rents of $12.95 psf per annum with 3.9% annual increases Shortly after closing on the portfolio, GPT identified this asset as a candidate for sale given strong market demand for stabilized, Class A office assets GPT engaged CBRE to market the building for sale in June 2015. The property closed with a private buyer in July 2015 for approximately $19.1 million, or $179 per square foot (7.2% exit cap rate) Portfolio Acquisition, Opportunistic One-Off Sale

31  Seasoned and proven management team – Gramercy executives are waiving change of control provisions under 2012 Outperformance Plan and leaving the Plan in place Mr. DuGan joined Gramercy in July 2012 Former CEO of W.P. Carey B.S. in Economics from the Wharton School at the University of Pennsylvania Gordon F. DuGan Chief Executive Officer Mr. Harris joined Gramercy in July 2012 Former Head of U.S. Investments at W.P. Carey Joint B.S. in Economics from University of Kings College and Dalhousie University in Canada Benjamin P. Harris, CFA President Mr. Pell joined Gramercy in July 2012 Former Director of Investments at W.P. Carey B.A. in Economics from Duke and an MBA from Harvard Business School Nicholas L. Pell Head of Investments Investment & Leadership Capabilities of Post-Merger Company Jon Clark, CPA Chief Financial Officer Mr. Clark joined Gramercy in April 2007 Former VP and Controller of Gramercy Property Trust Former Director at Blackrock in Real Estate B.B.A in Accountancy from Western Michigan University Mr. Black is currently the Chairman of the Board of Trustees of Chambers Street Properties CEO of CB Urban Development B.S. from the United States Air Force Academy and a J.D. from the University of California at Davis Charles E. Black Non-Executive Chairman

Greater Chicago, IL Distribution 160,000 Sq. Ft. Origination Process Nine dedicated investment professionals Four person closing team Reliable, efficient underwriting 190 deals underwritten in 2014 74 deals under LOI in 2014 (39%) 32 deals closed in 2014 (17%) Vast network used to source transactions Real estate brokers Owners Developers Private equity firms Investment banks Off-market sourcing capability 9 of 15 deals closed off-market YTD 2015 14 of 32 deals closed off-market in 2014 16 of 24 deals closed off-market in 2013 GPT values and promotes its reputation as a reliable buyer and employs a long-term perspective towards the franchise Differentiation through reliability, responsiveness and efficiency has been the basis of securing transactions on multiple occasions GPT treats brokers fairly in off-market deals GPT/CSG merger will only enhance origination capability as the combined company becomes a more relevant counterparty and client given new scale and expected disposition activity 32  GPT relies on a vast network of sources for new investments and has emerged as a “buyer of choice” in the marketplace over the last three years Investment Capabilities “Buyer of Choice”

Reinvestment Plan Objectives: 80 – 85% of disposition proceeds to be invested in single tenant industrial properties 15 – 20% of disposition proceeds to be invested in single tenant specialty assets Assets to be 100% leased with weighted average lease term of approximately 10 years 85% of assets to be located in target markets Initial cash cap rate of approximately 7% across reinvestment portfolio 10.8 year weighted average lease term at closing $2.3 billion of capital invested 73 transactions closed 7.5% average cash cap rate at closing 8.1% average straight line cash cap rate at closing 2 deals 24 deals 32 deals 15 deals 33  Capitalize on proven strength of GPT’s investment capabilities and reinvest disposition proceeds into single tenant, net-leased industrial and specialty real estate assets GPT’s 3+ Year Investment Track Record GPT’s 3+ Year Investment Metrics $270 million $ 361 million $ 636 million $1 billion 2012 2013 2014 2015 YTD

Gramercy Europe 34

Gramercy Europe Pipeline

Robust Pipeline Tracking over €1.3 Billion of Investment Opportunities Throughout Major Markets in Europe

Country	Property Type	Price (€ MM)	City(s)	Deal Type	Exp. Cap Rate	Lease Term (Yrs)
LIVE / SIGNED LOI / SIGNED SPA						
Germany	Logistics Center	€ 30	Dusseldorf	Existing double net lease	7.8%	9
Poland	Logistics Centers	€ 44	Various	Sale-leaseback	7.1%	8
Netherlands	Cold Store	€ 16	Tilburg	Sale-leaseback plus BTS	7.0%	10
Germany, France, UK	Logistics Centres	€ 284	Various	Net lease portfolio	7.2%	6
Germany	Cross dock	€ 10	Cologne	Existing double net lease	9.0%	10
Sweden/Denmark/Norway	Out of Town Retail	€ 72	Various	Sale-leaseback	7.3%	12
Netherlands	HQ Office, Production & Warehouse	€ 25	Eindhoven	Existing triple net lease	7.5%	15
Netherlands	Office	€ 13	Rotterdam	Existing double net lease	8.0%	12
Netherlands	Production & Warehouse	€ 14	Arnhem	Buy and extend leases	9.8%	8
Sub-Total / Average Excl. Closed Deals		**€ 509**			**7.3%**	**8**
ADVANCED REVIEW						
Austria	Logistics Centres	€ 34	Linz & Vienna	Sale-leaseback plus BTS	7.3%	15
Germany	Large Format Retail	€ 400	Various	Existing triple net lease	7.1%	11
Sub-Total / Average		**€ 434**			**7.1%**	**11**
UNDER REVIEW						
Germany	Production Facility	€ 47	Nuremberg	Existing net lease	7.1%	15
Netherlands	Logistics & Office	€ 22	Arnhem	Buy and extend lease	7.6%	15
Netherlands	Logistics Center	€ 25	Dordrecht	Existing triple net lease	7.5%	11
Netherlands	Logistics	€ 17	Eindhoven	Sale-leaseback	7.9%	12
UK	Office	€ 28	Belfast	Build to suit	8.0%	20
Germany	Logistics	€ 72	Bremen	Sale-leaseback	6.5%	20
Germany	Logistics	€ 15	Saarbrucken	Built to suit	7.0%	10
Finland	Logistics	€ 67	Various	Sale-leaseback	7.5%	10
Netherlands	Warehouse	€ 18	Amersfoort	Buy and restructure lease	8.0%	12
Netherlands	Cold Store	€ 25	Zwolle	Build to suit	7.3%	10
Germany	Office	€ 20	Nuremberg	Existing double net lease	7.0%	10
Germany	Warehouse	€ 16	Leipzig	Sale-leaseback	9.2%	15
Austria	Retail Store & HQ Office	€ 37	Vienna	Existing triple net lease	6.8%	26
Sub-Total / Average		**€ 408**			**7.3%**	**15**
PIPELINE TOTAL / AVERAGE		**€ 1,351**			**7.3%**	**11**

35

European Market Outlook

Chambers Street | GRAMERCY PROPERTY TRUST

- European commercial real estate volumes have continued to grow rapidly in 2015
  - Total transaction value in Q2 2015 was nearly €65BN, 32% higher than Q2 2014; deal volume in UK, Germany, Spain and Norway increased most
- Further decline in prime yields in Q2 2015 after a significant drop in Q1
  - Industrial yields decreased by 15 bps in Q2; office and shopping center yields declined 13 bps and 10bps, respectively
- US-based investors have been significant buyers of commercial real estate, acquiring €38BN in 2014, up from €9BN in 2011; capital from Qatar, Taiwan and Canada has also targeted the region
- Occupier demand is expected to remain robust through H2 2015 as Eurozone economic recovery takes hold; stalling Chinese growth is a threat, and may negatively affect large exporters such as Germany

European Investment Volumes (€BN)



90
80
70
60
50
40
30
20
10
0
300
250
200
150
100
50
0
Source: CBRE Research, Q2 2015
Quarterly Total(LHS)
Rolling 12 Mo.Total(RHS)

European Average Prime Yields (12-Month Yield Shift)



Shops
Offices
Industrial
Shopping Centre
20
10
0
-10
-20
-30
-40
-50
-60
Q2 2010
Q4 2010
Q2 2011
Q4 2011
Q2 2012
Q4 2012
Q2 2013
Q4 2013
Q2 2014
Q4 2014
Q2 2015

Source: CBRE Marketview European Capital Markets Q2 2015 & CBRE Marketview: Industrial and Logistics Q2 2015.

36 |

37  European Market Outlook Increased competition for grade A logistics is heightened by lack of product throughout region Significant positive yield spread remains and further downward pressure on yields is expected Spread of yields between Euro countries is slowly narrowing; southern and eastern European yields decreasing more rapidly Expectations are that Eurozone interest rates will not be hiked before end of 2016; interest rates in the UK are expected to increase in early 2016 Source: CBRE Marketview European Capital Markets Q2 2015 & CBRE Marketview: Industrial and Logistics Q2 2015.

38  Europe lags significantly behind the U.S. in macroeconomic indicators and point in recovery cycle A pick-up in aggregate euro area economic growth appears to have taken hold towards the end of 2014 driven by domestic demand, further monetary easing, and lower energy prices. The euro area recovery has, however, continued to lag developments in other major advanced economies given the ongoing process of balance sheet repair. As a result, economic output in the euro area has, on average, remained below its pre-crisis level. Credit conditions have been improving Europe has trailed the US in credit expansion. Since the conclusion of the ECB’s stress tests in early 2014, both the supply and demand for credit has increased markedly. Improvement in European lending should result in stronger economic growth for the region. Source: European Central Bank: Financial Stability Review, May 2015; IMF: World Economic Outlook, April 2015; JP Morgan Asset Management: Investing in Europe. Europe Lagging United States Y-o-Y Non-Financial Firm and Household Credit Growth GDP Growth in Europe and the U.S. -4% -2% 0% 2% 4% 6% 8% 10% 2006 2007 2008 2009 2010 2011 2012 2013 2014 U.S. Euro area

39  Market Size & Deal Flow Sale-leaseback strategy is very large market opportunity in Europe Owner-occupied property in Europe estimated at $4 trillion (twice that of US)1 Circa 44%2 of investable commercial property in Europe owner-occupied Increasing trend in Europe toward disposition of corporate-owned real estate assets off balance sheet Germany Single largest market opportunity with approximately $1 trillion (59%) owner-occupied1 14% of total European sale-leaseback volume in 20142 (circa. €2BN) DTZ – Money into Property (2014). DTZ – Money into Property (2012). Source: Colliers. Source: JLL. Euro sale-leaseback almost back to pre-crisis level In 2014 sale-leaseback accounted for 6.4% of the total European investment market (up from only 3.0% in 2013)3 2014 saw the highest number of corporate disposals in eight years, with over 350 deals recorded4 Sale-leaseback volumes expected to rise in 2015 as investors take advantage of abundant equity and a continued low interest rate environment Sale-leaseback should form part of RE portfolio allocation for retail/ institutional investors but generally under-allocated (vs. US where net lease is a standalone asset class) European Corporate Disposals European Corporate Disposals 2014 (by Industry)

Case Study: Germany & the Netherlands 591,873 square foot portfolio of four fully occupied, out-of-town retail stores located throughout Germany and the Netherlands acquired for an aggregate purchase cost of €71.5 million (€121 psf) The cap rate at closing was 8.76%1 which equates to a net initial yield of 8.17% after closing costs The properties are leased to, or guaranteed by, Hornbach Baumarkt AG (the “Tenant”), a German-based do-it-yourself retailer that operates over 140 large format megastores throughout Europe The Tenant is listed on the Frankfurt Stock Exchange and has a market capitalization of €1.1 billion The Tenant reported sales of €3.2 billion and EBITDA of €161 million for fiscal year February 2014 The leases are triple net, indexed to their respective country’s CPI, and have a remaining weighted average lease term of 9.0 years 40  Portfolio Acquisition of Four Fully-Occupied, Large-Format Retail Stores Excluding embedded deferred capital gain tax liability. Location Lease Expiration Total LFA Sq. Ft. (%) Zaandam, Netherlands 01/13/2024 154,682 26.1% Kerkrade, Netherlands 01/13/2024 132,831 22.4% Berlin, Germany 04/30/2025 161,453 27.3% Potsdam, Germany 04/30/2025 142,906 24.1% Total 591,872 100.0% Zaandam, Netherlands

Case Study: Germany 432,713 square foot warehouse and distribution facility, constructed in 2008, located in Dürrholz, Germany and acquired at a purchase cost of €21.4 million (€49 psf) The cap rate at closing was 8.26% which equates to a net initial yield of 7.77% after closing costs The facility is 100% leased to Reifen Gundlach GmbH (the “Tenant”), a German wholesaler of tires, rims and whole wheels The Tenant is a wholesale business of Pon Group which reported sales of €6.0 billion and EBITDA of €188 million for fiscal year December 2013 The Tenant reported sales of €162 million and EBITDA of €7.5 million for the fiscal year December 2014; over 50% of the Tenant’s revenues are derived from winter tire sales which are a legal requirement for cars in Germany Upon acquisition, the Tenant entered into a double-net lease with an initial term of 10 years Annual rent is indexed to the German CPI (100%) subject to a cap of 3.5% p.a. 41  Sale-Leaseback with 10 Years of Remaining Lease Term

Case Study: the Netherlands 239,578 square foot logistics warehouse and headquarters office property located in Oud-Beijerland, Netherlands, a sub-market of Rotterdam, which is the largest logistics market in the Netherlands Acquired at a purchase cost of €14.1 million (€59 psf) The cap rate at closing was 8.50% which equates to a net initial yield of 7.85% after closing costs1 The facility was originally constructed in 1998 as a 112,742 square foot building and was later expanded by 126,836 square feet in 2002 The building is 100% leased to Paardekooper Verpakkingen (the “Tenant”), a company that specializes in providing packing products to the retail, food service and agriculture industries The Tenant’s lease is guaranteed by its parent company, Pacombi Group B.V., who reported sales of €240.0 million and EBITDA of €16.8 million for fiscal year December 2014 The Tenant reported sales of €50.1 million and EBITDA of €3.8 million for the fiscal year December 2014; the Tenant contributed approximately 21% of Pacombi Group B.V.’s total sales and 23% of the company’s EBITDA Upon acquisition, the Tenant entered into a new triple-net 15 year lease Rent will increase, but not decrease, annually by 100% of Dutch CPI up to 3% plus 50% of the increase in CPI over 3% 42  Sale-Leaseback with New 15 Year Lease Signed at Acquisition Unlevered cash cap rates.

Q&A

Appendix 44

Definitions 45  CSG and GPT have used non-GAAP financial measures as defined by SEC Regulation G in this presentation. Fund from operations (“FFO”): The revised White Paper on FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, defines FFO as net income (loss) (determined in accordance with GAAP), excluding impairment write-downs of investments in depreciable real estate and investments in in-substance real estate investments, gains or losses from debt restructurings and sales of depreciable operating properties, plus real estate-related depreciation and amortization (excluding amortization of deferred financing costs), less distributions to non-controlling interests and gains/losses from discontinued operations and after adjustments for unconsolidated partnerships and joint ventures. Core FFO: is NAREIT FFO adjusted to exclude property acquisition costs, discontinued operations, other-than-temporary impairments on retained bonds, and other one-time charges. Adjusted funds from operations (“AFFO”) is Core FFO adjusted to excludes non-cash stock-based compensation expense, amortization of above and below market leases, amortization of deferred financing costs, amortization of lease inducement costs, non-real estate depreciation and amortization, amortization of free rent received at property acquisition, and straight-line rent. In addition, AFFO is reduced by a cap-ex reserve equal to 2% of cash NOI from specialty assets, 3.5% of cash NOI for industrial assets, 5% of cash NOI for single tenant office assets and 15% of cash NOI for multi-tenant office assets Straightlined Net operating income (“NOI”) is a non-GAAP financial measure that represents property revenues on a straight-line basis minus property expenses before interest and capital reserves/expenditures. Cash NOI is a non-GAAP financial measure that represents property revenues on a cash basis minus property expenses before interest and capital reserves/expenditures EBITDA is Net Income in accordance with GAAP adjusted to exclude interest expense, taxes, depreciation, amortization, discontinued operations, other-than-temporary impairments on retained bonds, and other one-time charges (“ABR”) is the contractual average base rent for a property. It may differ from NOI based upon how expenses are accounted and paid for under the lease Capitalization rate (“Cap Rate”) is a rate of return on a real estate investment property based on the expected, straight-lined income that the property will generate. Cap rate is used to estimate CSG and GPT’s potential return on its investment. This is done by dividing the income the property is expected to generate (before debt service and depreciation and after fixed costs and variable costs) by the acquisition price of the property. The Core FFO, AFFO, Run-Rate FFO, NOI and Cap Rate assumptions included in this presentation reflects CSG and GPT's assumptions and expectations and are not guarantees of its future performance. CSG and GPT's actual results may vary materially from the assumptions presented in this presentation. The results that an investor in CSG and GPT will actually receive will depend, to a significant degree, on the actual performance of CSG and GPT's assets, which may be impacted by material economic and market risk factors.